Exhibit 99.2

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
March 31, 2010

This discussion and analysis is for the three-month period ended March 31, 2010, with comparisons to 2009. Unless otherwise noted, all information is current to May 4, 2010, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited interim consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the three-month period ended March 31, 2010 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including our Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. Pre-commercial production commenced at Dolores in November 2008. The Dolores Mine has a well defined mineral deposit, estimated at December 31, 2008 to contain proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill at Dolores is currently being evaluated.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the La Bolsa gold deposit containing over 360,000 ounces of gold and 4.8 million ounces of silver in measured and indicated resources, prospective silver targets at Planchas de Plata and Real Viejo and three new highly prospective properties, including the La Virginia gold and silver district, all in Sonora, Mexico. Drilling is continuing at La Bolsa to better understand the size potential and nature of the resource and a pre-feasibility study is in progress to evaluate the economics of developing the deposit.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Amex (symbol MFN). Minefinders is also included in the S&P/TSX Global Gold Index and Global Mining Index, leading benchmarks for the global gold and mining industry sectors.

Q1 2010 Highlights

Production

  Gold production of 18,778 ounces in the first quarter of 2010 compared with 14,169 ounces produced in the first quarter of 2009. Silver production of 245,086 ounces in the first quarter of 2010 compared with 282,429 ounces produced in the first quarter of 2009.

  Sale of 19,684 ounces of gold and 260,668 ounces of silver at an operating cash cost of $609 per gold equivalent ounce sold in the first quarter of 2010 compared with 13,313 ounces of gold and 273,381 ounces of silver at an operating cash cost of $472 per gold equivalent ounce sold in the first quarter of 2009.

Financial

  2010 first quarter sales proceeds of $26.4 million compared with $16.1 million in the first quarter of 2009.

  2010 first quarter income before income taxes of $1.3 million compared with a loss before income taxes of $6.2 million in the first quarter of 2009.

  2010 first quarter net loss of $0.3 million, or $0.00 per share compared with a net loss of $6.2 million, or $0.10 per share in the first quarter of 2009.

  2010 first quarter positive operating cash flow before changes in working capital of $6.6 million compared with negative operating cash flow before changes in working capital of $4.5 million in the first quarter of 2009.

  Working capital of $50.9 million at March 31, 2010 compared with $53.0 million at December 31, 2009.

Exploration and Development

  Reported additional positive drill results from core drilling at the La Bolsa property which will be incorporated into the resource at La Bolsa and used in the pre-feasibility study currently in progress on the construction of a mine at La Bolsa.

  Reported results of an independently prepared draft pre-feasibility study assessing the addition of a mill at its Dolores Mine in Mexico which contemplates the addition of a 6,500 tonnes per day mill to the existing 18,000 tonnes per day heap leach operation with anticipated production from the mill commencing in the second quarter of 2012.

  For the second consecutive year, Compania Minera Dolores, a wholly owned subsidiary of Minefinders, was awarded in February the distinction as a "Socially Responsible Company" by the Mexican Philanthropic Centre, a non-governmental organization dedicated to the promotion of socially responsible organizations. This award recognizes the Company’s legal compliance and ethical policies in addressing social and environmental issues related to the operation of the Dolores Mine.

Outlook

2010 Production and Cash Costs

For the full year, Minefinders expects to produce and sell approximately 91,000 to 100,500 ounces of gold and 2.3 million to 2.6 million ounces of silver at cash operating costs of between $430 and $470 per gold-equivalent ounce assuming a 65 to one silver to gold ratio. For the first quarter of 2010, Minefinders reported a production forecast of between 16,000 and 18,000 ounces of gold and between 280,000 and 315,000 ounces of silver. Actual first quarter production was 18,778 ounces of gold and 245,086 ounces of silver.

Lower than planned gold and silver grades and volume of ore stacked to the leach pad during the first quarter is expected to negatively affect gold and silver production in the second quarter of 2010. However, gold and silver production is expected to increase in the third and fourth quarters primarily due to increasing ore grades through the year as well as volume and duration of ore under leach. In addition, cash operating costs per gold equivalent ounce sold are expected to trend down during the year with the increasing production. As a result, 2010 full year guidance remains unchanged from the previous forecast. All production from the Dolores Mine is unhedged.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Non-GAAP Measure section on page 15 of this discussion and analysis for further discussion of operating cash costs.

Dolores Mine

Based on positive results from an independently prepared pre-feasibility study as reported by news release on April 8, 2010, Minefinders is progressing to a detailed feasibility study on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. The study is scheduled for completion in 2010.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap-leach recoveries are 72.25% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse-circulation rig is in progress at Dolores to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground.

La Bolsa Property

Minefinders is conducting a pre-feasibility study of the economic viability of a mine at the La Bolsa property with results expected in the second quarter of 2010. During the quarter, Minefinders reported recent drilling results from in-fill and step out drilling underway at La Bolsa. The drill results are positive and will be incorporated into the resource for La Bolsa. This updated resource will be used for the construction of the reserve block model used in the pre-feasibility study. Inclusion of these recent drill results is expected to increase the La Bolsa resource and reduce the prospective operating strip ratio compared with what the Company had been anticipating. The shallow dip of most of the mineralization in close proximity to the surface and favourable metallurgical characteristics suggest a mine plan that will incorporate low-cost open-pit mining in combination with simple heap-leach recovery of gold and silver.

Liquidity

The Company had working capital of $50.9 million and long term debt, consisting entirely of convertible notes, of $73.1 million at March 31, 2010. The Company meets its cash requirements from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Estimated capital expenditures in 2010 total $29.5 million and consist primarily of planned leach pad expansion, pre-stripping activities and dam construction at the Dolores Mine. The Company plans to fund these expenditures with cash on hand and operating cash flow from the Dolores Mine.

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

In light of the current challenging financial market conditions, management is taking the prudent measure of reviewing planned capital and exploration expenditures, current and expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

Summary Financial and Operating Performance

In millions, except ounces, per share amounts, total cash costs and average realized prices.

	Q1 2010	Q1 2009 (1)

Gold ounces sold	19,684	13,313
Silver ounces sold	260,668	273,381
Gold equivalent ounces sold(2)	23,650	17,152
Sales proceeds	$26.4	$16.1
Gold ounces produced	18,778	14,169
Silver ounces produced	245,086	282,429
Revenue	$26.4	$-
Net income (loss)	(0.3)	(6.2)
Net income (loss) per share	(0.00)	(0.10)
Cash flow provided by (used in) operating activities	5.0	(8.9)
Total cash cost per gold equivalent ounce sold(3)	643	484
Total cash cost per gold ounce sold, net of silver credit(3)	549	353
Average realized price per gold ounce sold	1,118	939
Average realized price per silver ounce sold	16.88	13.17

	March 31, 2010	December 31, 2009

Cash and cash equivalents	$26.8	$30.4
Working capital	50.9	53.0
Long-term debt	73.1	71.4
Shareholders’ equity	195.8	196.0

(1)	Reflects pre-commercial production from January 1, 2009 to March 31, 2009.

(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the first quarter of 2010 and in the first quarter of 2009 were estimated using a 66 to 1 silver to gold ratio and a 71 to 1 silver to gold ratio, respectively.

(3)	See the Non-GAAP Measure section on page 15.

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of incidental revenues, were capitalized as mine development costs. Accordingly, for the quarter ended March 31, 2009, all of the $16.1 million in sales proceeds reduced mineral property, plant and equipment. In addition, operating costs incurred after the start of commercial production on May 1, 2009 were charged to operations and operating costs incurred prior to commercial production were capitalized to mineral property, plant and equipment.

Production Results

Production Summary

	Q1 2010	Q1 2009	(1)

Gold ounces produced	18,778	14,169
Silver ounces produced	245,086	282,429

Ore tonnes mined	1,183,221	1,814,154
Waste tonnes mined (2)	3,903,833	4,888,558
Total tonnes mined(2)	5,087,054	6,702,712
Strip ratio (waste to ore)(2)	3.30	2.69

Ore tonnes stockpiled (removed from stockpile)	(265,036)	510,772

Ore tonnes stacked on the pad	1,438,121	1,272,577
Average gold grade per tonne stacked(3)	0.37	0.79
Average silver grade per tonne stacked(3)	20.92	27.08

(1)	Reflects pre-commercial production from January 1, 2009 to March 31, 2009.

(2)	Excludes 2,094,494 (2009 – nil) capitalized pre-stripping tonnes mined during the first quarter of 2010.

(3)	Grams per tonne

For the first quarter of 2010, Minefinders reported a production forecast of between 16,000 and 18,000 ounces of gold and between 280,000 and 315,000 ounces of silver. Actual first quarter production was 18,778 ounces of gold and 245,086 ounces of silver.

Gold production increased and silver production decreased in the first quarter of 2010 as compared to the first quarter of 2009. Gold production increased primarily due to a larger volume of ore under leach at the start of the first quarter of 2010 and increased crusher throughput during the quarter. These factors were partially offset by a decrease in the average grade of ore tonnes under leach during the first quarter of 2010 as compared to the first quarter of 2009 which also accounts for the silver production decrease from 2009.

Ore tonnes crushed and stacked averaged approximately 16,000 tonnes per day during the first quarter of 2010, up from approximately 14,100 tonnes per day in the first quarter of 2009. The first quarter throughput of 16,000 tonnes per day is 89% of the life of mine planned average ore throughput of 18,000 tonnes per day. Crusher throughput averaged below the life of mine average due to maintenance activities undertaken during the quarter to reduce bottlenecks in the circuit and to repair a failure in the conveying system and, to a lesser extent, due to unseasonably heavy rain during the quarter.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

Gold and silver grades of ore stacked to the leach pad averaged 0.37 grams per tonne and 20.92 grams per tonne, respectively as compared to a planned gold grade of 0.46 grams per tonne and planned silver grade of 23.4 grams per tonne. During the quarter, lower grade stockpiled tonnes were processed to supplement the deficit in mined ore tonnes realized from the initial benches in phase 2 of the open pit where there is a higher initial strip ratio.

Financial Results

Financial results comparing the first quarter of 2010 to the first quarter of 2009 are as follows:

Sales and Operating Costs Summary

In millions, except ounces, operating cash costs and total cash costs.

	Q1 2010	Q1 2009	(1)

Gold ounces sold	19,684	13,313
Silver ounces sold	260,668	273,381
Gold equivalent ounces sold(2)	23,650	17,152

Gold sales proceeds	$22.0	$12.5
Silver sales proceeds	4.4	3.6
Total sales proceeds	26.4	16.1

Revenue	26.4	-
Operating costs	14.4	-
Royalties	0.8	-

Operating cash cost per gold equivalent ounce sold(3)	609	472
Total cash cost per gold equivalent ounce sold(3)	643	484
Operating cash cost per gold ounce, net of silver credit(3)	508	338
Total cash cost per gold ounce, net of silver credit(3)	549	353

(1)	Reflects pre-commercial production from January 1, 2009 to March 31, 2009.

(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the first quarter of 2010 and in the first quarter of 2009 were estimated using a 66 to 1 silver to gold ratio and a 71 to 1 silver to gold ratio, respectively.

(3)	See the Non-GAAP Measure section on page 15.

Revenue

Revenue recorded to the statement of operations for the first quarter of 2010 is attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No revenue was recorded to the statement of operations for periods prior to May 1, 2009. Sales volume for the first quarter of 2010 was 19,684 ounces of gold at a realized price of $1,118 per ounce and 260,668 ounces of silver at a realized price of $16.88 per ounce. Sales volumes for the first quarter of 2009 were 13,313 ounces of gold at a realized price of $939 per ounce and 273,381 ounces of silver at a realized price of $13.17 per ounce.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company does not engage in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		March, 2010	Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009

Gold	End of quarter	$1,115.50	$1,087.50	$995.75	$934.50	$916.50
	Quarter high	1,153.00	1,212.50	1,018.50	981.75	989.00
	Quarter low	1,058.00	1,003.50	908.50	870.25	810.00
	Average	1,109.12	1,099.63	960.00	922.18	905.36
Silver	End of quarter	17.50	16.99	16.45	13.94	13.11
	Quarter high	18.84	19.18	17.38	15.97	14.39
	Quarter low	15.14	16.21	12.47	11.98	10.51
	Average	16.93	17.57	14.69	13.76	12.60

Operating Expenses

In millions, per tonne amounts.

	Q1 2010	Q1 2009	(1)

Total mining costs(2)	$6.1	$5.8
Total processing costs	5.3	4.2
Total mine general and administrative costs	3.1	2.1
Change in inventory	(0.1)	(4.0)
Total operating expenses	14.4	8.1
Mining cost per tonne mined (ore and waste)	1.20	0.87
Mining cost per ore tonne mined	5.16	3.20
Mining cost per ore tonne stacked	4.24	4.56
Processing cost per ore tonne stacked	3.69	3.30
Mine general and administrative cost per ore tonne stacked	2.16	1.65
Total period cost per ore tonne stacked	10.09	9.51

(1)	Reflects pre-commercial production from January 1, 2009 to March 31, 2009.
(2)	Excludes capitalized pre-stripping costs of $2.6 million (2009 – nil).

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

Operating expenses recorded to the statement of operations for the first quarter of 2010 represent operating expenses attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No operating costs were recorded to the statement of operations for periods prior to May 1, 2009.

Mining cost per tonne of ore and waste mined was $1.20 in the first quarter of 2010 and $0.87 for the first quarter of 2009. Mining costs in aggregate are consistent with the Company’s expectation for the quarter with the increase in mining cost per tonne attributable to increasing maintenance costs as mining equipment reached usage levels requiring more comprehensive maintenance, stockpile re-handle costs and longer hauls as mining transitions to the central area of the open pit. The mining cost per ore tonne mined increased to $5.16 in 2010 from $3.20 in 2009 due primarily to the increase in the strip ratio of benches mined during the quarter from a ratio of 2.69 waste tonnes to ore tonnes in the first quarter of 2009 to 3.30 waste tonnes to ore tonnes in the first quarter of 2010.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $3.69 in the first quarter of 2010 and $3.30 for the first quarter of 2009. While processing costs in aggregate are consistent with the Company’s expectation for the quarter, processing cost per tonne stacked in the first quarter of 2010 was negatively affected by the lower than plan crusher throughput as previously noted.

Mine general and administrative cost per tonne of ore stacked was $2.16 in the first quarter of 2010 and $1.65 for the first quarter of 2009. First quarter mine general and administrative costs in aggregate are consistent with the Company’s expectation for the quarter, however, mine general and administrative cost per tonne stacked in the first quarter of 2010 was also negatively affected by the lower than plan crusher throughput.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $609 in the first quarter of 2010 compared with $472 for the first quarter of 2009. Minefinders expects the operating cash cost per ounce to decrease through 2010 as gold and silver grades and gold and silver production increase.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009 on the commencement of commercial production at the Dolores Mine. Royalties totaled $0.8 million for the first quarter of 2010 and $0.2 million for the first quarter of 2009. Royalties in the first quarter of 2009 were capitalized to mineral property, plant and equipment in compliance with the Company’s accounting policy.

Royalties represent a cash cost of $34 per gold equivalent ounce sold during the first quarter of 2010.

Amortization and Depletion

Amortization and depletion for the first quarter increased to $3.7 million in 2010 from $0.05 million in 2009. The increase is due to the commencement of commercial production at the Dolores Mine with the applicable amortization and depletion of property, plant and equipment being charged to operations in 2010, whereas these assets were not amortized in 2009 until the commencement of commercial production.

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

Accretion of Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to March 31, 2010 to be $3.8 million. Accretion expense, which represents the increase in the asset retirement obligation liability due to the passage of time, for each of the quarters ending March 31, 2010 and 2009, was $0.1 million.

Exploration

Exploration expense was $1.5 million in the first quarter of 2010, up from $0.6 million in 2009. Exploration drilling in 2010 has been primarily focused on the La Bolsa property and the assessment of the viability and projected returns from construction of a mining operation at La Bolsa. Preparation of a pre-feasibility study on the La Bolsa property is in process.

The Company also conducted work at the La Virginia property in the first quarter of 2010 focused on further development of a drilling and testing program for commencement this year.

Corporate Administration

Corporate administration expense in the first quarter was $2.0 million compared with $2.3 million in 2009. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses.

Interest and Other Income

Interest income in first quarter was $0.04 million, down from $0.2 million in 2009. The decrease is primarily a result of lower consolidated average interest rates during the quarter and lower interest received on value added tax collected in Mexico.

Interest Expense and Financing Fees

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance, if any, outstanding on the revolving credit facility with Scotia Capital. In the first quarter of 2010, $1.0 million in interest expense and financing fees were incurred, compared with $1.6 million in 2009. The decrease is a result of having no interest expense in 2010 on the revolving credit facility as no amounts were outstanding under the facility during the quarter.

Accretion of Convertible Note Discount

Minefinders has unsecured senior convertible notes outstanding with a face value of $85 million with an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27.4 million) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The difference between the carrying value and the face value of $11.9 million, characterized as the note discount, is charged to operations and added to the liability over the term of the notes using the effective interest rate of 14.26%. Accretion of the convertible note discount was $1.7 million in the first quarter of 2010, up from $1.5 million in 2009.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

Foreign Exchange Gain and Loss

Minefinders recorded a foreign exchange gain of $0.1 million in the first quarter of 2010, compared with a loss of $0.3 million in 2009. The foreign exchange gain in 2010 primarily resulted from the increasing value of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash balances and receivables.

Income Taxes

Future income tax expense in the first quarter was $1.6 million, up from nil tax expense in the first quarter of 2009. The increase in future income tax expense is due to the increase in the future tax liability as the Company utilizes loss carry forwards on taxable income earned in Mexico related to the Dolores Mine. Current taxes in the first quarter of $0.1 million (2009 – nil) relate to income earned and taxed in Barbados.

Selected Quarterly Information

The following table presents selected unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

In millions, except ounces and per share amounts.

	Mar 31, 2010	Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008

Gold ounces sold	19,684	20,400	19,305	22,108	13,313	2,440	-	-
Silver ounces sold	260,668	293,560	349,248	369,532	273,381	42,800	-	-
Revenue	$26.4	$27.8	$24.1	$23.3	$-	$-	$-	$-
Operating costs	14.4	14.9	14.5	12.3	-	-	-	-
Royalties	0.8	0.8	0.7	0.7	-	-	-	-
Exploration	1.5	1.6	1.7	0.9	0.6	1.0	1.3	1.6
Corporate administration	2.0	1.3	2.1	1.7	2.3	2.8	2.3	1.6
Future income tax expense	1.6	-	-	-	-	-	-	-
Net income (loss)	(0.3)	4.3	(0.7)	(1.8)	(6.2)	(9.0)	(6.8)	(7.7)
Income (loss) per share – basic and diluted	(0.00)	0.07	(0.01)	(0.03)	(0.10)	(0.18)	(0.14)	(0.15)

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009. Prior to May 1, 2009, variances in results by quarter reflect overall corporate activity and factors which do not necessarily recur each quarter, such as charges for stock-based compensation when options are granted, interest income on fluctuating cash balances, and exploration drill programs.

Capital Resources and Liquidity

Working Capital

At March 31, 2010, the Company had $26.8 million in cash and cash equivalents, down from $30.4 million as at December 31, 2009 and working capital of $50.9 million down from $53.0 million as at December 31, 2009. The primary reason for the decrease in working capital was the expenditures incurred during the period on property, plant and equipment at the Dolores mine, exploration activities and corporate administration, partially offset by cash flow from operations.

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

Accounts receivable as at March 31, 2010 totalled $6.9 million, up from $4.2 million as at December 31, 2009. Of the March 31, 2010 receivables, $6.2 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities.

Cash Flow

Cash flow provided by operations in the first quarter of 2010 increased to $5.0 million, compared with cash flow used in operations of $8.9 million in 2009. The increase is due to the proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow in 2010.

Cash flow used in investing activities was $8.8 million in 2010 as compared to $6.3 million earned in investing activities in 2009. Investing cash flows in 2010 were primarily directed at investments in the leach pad expansion, bypass road construction, and pre-stripping activities in the open pit. In 2009, investments in mineral property, plant and equipment were offset by pre-commercial production sales proceeds.

Cash flows from financing activities in the first quarter of 2010 provided $0.1 million compared to usage of $2.0 million provided by financing activities in 2009. In 2009, the Company repaid a portion of its revolving credit facility, and no such payments were required in 2010.

Long-Term Debt

At March 31, 2010 no amount was outstanding on the $50 million credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”).

The Company also has unsecured senior convertible notes outstanding with a face value of $85 million and an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are convertible at a rate of 91.9118 shares per $1,000 principal amount of notes, subject to adjustment, into 7,812,500 common shares of the Company.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at March 31, 2010 is as follows:

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years

Long-term debt obligations (1)	$92.6	$3.8	$88.8	$-	$-
Operating leases (2)	0.3	0.1	0.2	-	-
Asset retirement obligation (3)	10.1	-	-	-	10.1

Total	$103.0	$3.9	$89.0	$-	$10.1

(1)

In October 2006, the Company issued $85 million in convertible notes due in December 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(2)	Includes existing leases without extensions.
(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

Share Capital Transactions

During the first quarter of 2010, 10,000 shares of the Company were issued on the exercise of stock options (2009 – 2,470 shares) for net proceeds of $0.1 million (2009 - $nil).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance, if any, outstanding on the revolving credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At March 31, 2010, the Company has not entered into any derivative contracts. At March 31, 2010 the Company had $22.4 million in US dollar denominated bank deposits, US$4.0 million in Canadian dollar denominated bank deposits and US$0.4 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Outstanding Share Data

As at May 4, 2010 there were:

  65,783,032 common shares issued and outstanding

  82.1 million common shares fully diluted, including:

-	3,918,500 stock options outstanding with exercise prices ranging between CDN$5.64 and CDN$12.46 per share, all of which are vested;

-	4,599,500 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested; and

-	7,812,500 common shares that can be converted from convertible notes totalling $85 million. The notes are convertible at a rate of 91.9118 per $1,000 principal amount of notes equal to $10.88 per share, subject to adjustment.

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 11 to the Financial Statements).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes in Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also affect business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company’s conversion plan consists of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations. With the assistance of external advisors, the assessment stage is in progress and includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities. This assessment has been completed and the Company has identified mineral property, plant and equipment, future income taxes, asset retirement obligation, and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. Also as part of the assessment stage, the Company is assessing the available elections under IFRS 1 to determine the effect of each election on the Company. This assessment is expected to be complete in the second quarter of 2010. The Company will then commence the design stage which includes completing an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage is proceeding concurrently with the assessment and design phases and includes preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes. The equity component, representing the fair value of the conversion feature, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

The Company follows accounting guidelines in determining the value of stock option compensation. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. This discussion and analysis includes non-GAAP performance measures of “operating cash cost per ounce”, “total cash cost per ounce”, and “operating cash flow before changes in working capital”. These non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

		Q1 2010	Q1 2009

Operating Cash Costs
	Operating costs per financial statements	14.4	-
Add	Pre-commercial operating costs capitalized to mineral property plant and equipment	-	8.1
	Total period operating cash costs	14.4	8.1

Divided by	Gold equivalent ounces sold	23,650	17,152

	Operating cash cost per gold equivalent ounce sold	609	472

Total Cash Costs
	Total period operating cash costs	14.4	8.1
Add	Royalties	0.8	-
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	-	0.2
	Total cash costs	15.2	8.3

Divided by	Gold equivalent ounces sold	23,650	17,152

	Total cash cost per gold equivalent ounce sold	643	484

Operating Cash Costs, Net of Silver Credit
	Total period operating cash costs	14.4	8.1
Less	Proceeds from silver sales	(4.4)	(3.6)
	Total period operating cash costs, net of silver sales	10.0	4.5

Divided by	Gold ounces sold	19,684	13,313

	Operating cash cost per gold ounce sold	508	338

Total Cash Costs, Net of Silver Credit
	Total cash costs	15.2	8.3
Less	Proceeds from silver sales	(4.4)	(3.6)
	Total cash costs, net of silver sales	10.8	4.7

Divided by	Gold ounces sold	19,684	13,313

	Total cash cost per gold ounce sold	549	353

The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

Reconciliation of Operating Cash Flow Before Changes in Working Capital to Financial Statements

	Q1 2010	Q1 2009

Operating cash flow before changes in working capital	6,606	(4,500)
Change in non-cash working capital balances:
Accounts receivable	(2,654)	1,636
Inventory	657	(6,293)
Prepaid expenses	(115)	33
Accounts payable and accrued liabilities	486	208
Cash provided by (used in) operations	4,980	(8,916)

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions during the three months ended March 31, 2010.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the period ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2009 which is incorporated by reference herein and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Risks and Uncertainties

The Company is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.